SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 14)*


NAME OF ISSUER:  American Industrial Properties REIT

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Ownership

CUSIP NUMBER:   026791103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    November 26, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  026791103000


1.       NAME OF REPORTING PERSON:  Pure World, Inc.
                       (formerly American Holdings, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:          907,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:     907,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                     907,000

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.99%

14.      TYPE OF REPORTING PERSON:   CO

     This Amendment No. 14 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, in connection with the ownership by Pure World, Inc. ("Pure World") of Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended hereby to add the following:

     On November 26, 1996, Pure World, Inc. ("Pure World") announced that it and American Industrial Properties REIT, a Texas real estate investment trust (the "Trust") had entered into a settlement agreement resolving all disputes, including litigation, that had arisen between them as a result of Pure World's efforts to influence the management of the Trust. The settlement is subject to certain conditions including court approval at a hearing set for December 19, 1996.

     A copy of the Announcement is attached as Exhibit D.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to update the information as provided as follows:

          Exhibit D - Announcement.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 1996

                                                   PURE WORLD, INC.


                                                   /s/ John W. Galuchie, Jr.
                                                   -----------------------------
                                                   John W. Galuchie, Jr.
                                                   Executive Vice President

                                   EXHIBIT D



                              N E W S R E L E A S E


November 26, 1996                                     Direct Inquiries To:
                                                      Paul O. Koether, Chairman
                                                      (908) 234-9220

         PURE WORLD, INC. (NASDAQ - PURW) ANNOUNCES SETTLEMENT AGREEMENT
              WITH AMERICAN INDUSTRIAL PROPERTIES REIT (NYSE - IND)

     BEDMINSTER, NEW JERSEY - PURE WORLD, INC. (NASDAQ-PURW) ("Pure World") today announced that it and American Industrial Properties REIT, a Texas real estate investment trust (the "Trust") had entered into a settlement agreement resolving all disputes, including litigation, that had arisen between them as a result of Pure World's efforts to influence the management of the Trust. The settlement is subject to certain conditions including court approval at a hearing set for December 19, 1996.

     The settlement agreement provides that the Trust pay $825,000 to Pure World to reimburse it for costs incurred in connection with the disputes and as consideration for releases and a standstill agreement. Subject to approval of the settlement, Pure World has also agreed to sell its Trust shares to an affiliate of a Fortune 200 company at a price per share of $2.75 or an aggregate of approximately $2,494,250. The payment in the settlement and the proceeds of the stock sale will result in a net gain to Pure World of approximately $1,200,000 in the fourth quarter ending December 31, 1996. The Trust, for its part, has agreed to make numerous changes to its Bylaws designed to remedy the corporate governance problems which Pure World pointed to in the disputes.

     The disputes commenced almost three years ago when Pure World opposed the Trust's attempt to reincorporate in Maryland, an action which Pure World contended would entrench management and give the Trust Managers a blank check to recapitalize the Trust. After the Trust's move was rejected by shareholders, Pure World twice sought to elect its nominees as Trust Managers and although its nominees did not obtain the requisite 2/3 vote required to elect non-incumbents in either election, at the 1995 Annual Meeting, its nominees did receive a plurality of the votes cast. After the 1995 election, the Trust sued Pure World and its Chairman in the United States District Court in Dallas asserting, among other things, that Pure World owned, either alone or as part of an alleged group, in excess of 9.8% of the Trust's outstanding shares in violation of a Trust Bylaw provision which purported to limit stock ownership to that level. In September, the Court granted Pure World's motion for partial summary judgment, holding that the Trust's Bylaw limiting share ownership to 9.8% was invalid under Texas law. The Trust Managers then adopted another Bylaw limiting ownership to 9.8%. Upon application of Pure World, the Court on November 12, 1996, entered a preliminary injunction enjoining the Trust from enforcing either Bylaw limiting share ownership and enjoining the Trust Managers from adopting similar provisions in the future. As part of the settlement, the parties have requested that the court lift the injunction and the Trust has agreed to submit the issue of imposing limitations on share ownership to shareholders.

     Pure World stated that it has always vigorously denied the charges by the Trust, maintaining that the lawsuit was groundless and only an attempt to silence a dissident shareholder. Pure World filed its own lawsuit against the Trust and its Trust Managers accusing them of illegally entrenching themselves and wasting the Trust's assets. Subsequently a second lawsuit was filed against the Trust and its Trust Managers on similar grounds by a shareholder unrelated to Pure World. If the settlement is approved by the Court all the litigation will be dismissed.

     Pure World stated that although it was confident that it would prevail in the litigation, it determined that continued expenditure of its assets was unwarranted since most of its objectives in the litigation will be realized in the settlement. The Trust needs to recapitalize, Pure World declared, and hopefully the Fortune 200 company will bring the leadership needed to facilitate this effort. Paul Koether, chairman of Pure World, said: " Pure World will benefit not only from the financial terms of the settlement but also because the settlement finally breaks any ties Pure World has with its prior real estate business and enables management to devote all the company's resources and attention to its botanical extract business." Pure World owns 83% of Madis Botanicals, Inc., believed to be the largest manufacturer in the United States of botanical extracts for the flavor, cosmetic and nutraceutical industries. Pure World has 7,644,378 shares outstanding.